浙江滬杭甬高速公路股份有限公司
ZHEJIANG EXPRESSWAY CO., LTD.

82-34629

December 20, 2004

Securities and Exchange Commission
Office of International Corporate Finance
Mail Stop 3-2
450 Fifth Street, N.W.
Washington D.C., 20549

Re: Rule 12g3-2(b) Exemption – File Number ~~82-5237~~
Zhejiang Expressway Co., Ltd. (the "Company")

SUPPL

Dear Sir or Madam:

We are exempt from Section 12(g) of the Securities Exchange Act of 1934 pursuant to Rule 12g3-2(b) there under. Our file number is 82-5237.

According to Rule 12g3-2(b), we are required to furnish to you information made public, filed with the Hong Kong Stock Exchange, the London Stock Exchange and the Berlin Stock Exchange or sent to security holders promptly after such information becomes available. Accordingly, we enclose herewith a copy of a circular of Discloseable Transaction dated December 20, 2004 regarding an agreement entered into between the Company, Jiaxing Jiashao and Shaoxing Communication date November 26, 2004 for the setting up of a JV Co.

The enclosed circular has also been mailed to all the Company's shareholders today.

Thank you for your attention.

Sincerely yours,

Fiona Sze
Executive Assistant
Zhejiang Expressway Co., Ltd.

Cc: Ms. Jenny Iong – Herbert Smith, (852) 2845 9099

中国・杭州市曙光路15号世贸大厦十九楼(310007) 19F World trade center,15 Shuguang Rd, Hangzhou P.R. China
总机Tel: 798 5588 传真Fax: 86-571-798 5599 网址http://www.zjec.com.cn

THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in any doubt as to any aspect of this circular or as to the action to be taken, you should consult a stockbroker or other registered dealer in securities, a bank manager, solicitor, professional accountant or other professional adviser.

If you have sold all your shares in Zhejiang Expressway Co., Ltd. (the "Company"), you should at once pass this circular to the purchaser or to the bank, stockbroker or other agent through whom the sale was effected for transmission to the purchaser.

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this circular, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this circular.

浙江滬杭甬高速公路股份有限公司

ZHEJIANG EXPRESSWAY CO., LTD.

(a joint stock limited company incorporated in the People's Republic of China with limited liability)

(Stock Code: 0576)

DISCLOSEABLE TRANSACTION

A letter from the Board is set out on pages 3 to 11 of this circular.

20th December, 2004

CONTENTS

In this circular, unless the context otherwise requires, the following expressions have the following meanings:

"Agreement"	means the agreement entered into between the Company, Jiaxing Jiashao and Shaoxing Communication dated 26th November, 2004 for the setting up of the JV Co.;
"Associate"	has the meaning given to that term in the Listing Rules;
"Board"	means the board of directors of the Company;
"Company"	means Zhejiang Expressway Co., Ltd., a joint stock limited company incorporated in the PRC, whose shares are listed on the main board of the Stock Exchange;
"Development Co"	means Zhejiang Expressway Investment Development Co., Ltd., a 51% owned subsidiary of the Company;
"Directors"	means the directors of the Company;
"HK$"	means Hong Kong dollars, the lawful currency of Hong Kong;
"Hong Kong"	means the Hong Kong Special Administrative Region of the PRC;
"Group"	means the Company and its subsidiaries;
"JV Co."	means Zhejiang Jiashao Expressway Co., Ltd, a PRC limited liability company to be established by the Company, Jiaxing Jiashao and Shaoxing Communication;
"Jiaxing Jiashao"	means Jiaxing Jiashao Expressway Investment and Development Limited Liability Company, a PRC state-owned limited liability company;
"Jiaxing-Shaoxing Expressway"	means the proposed 69.23 km Jiaxing-Shaoxing Expressway to be developed by the JV Co. in the Zhejiang province of the PRC;
"Latest Practicable Date"	means 14th December, 2004 being the latest practicable date prior to the printing of this circular for ascertaining certain information for inclusion in this circular;
"Listing Rules"	means the Rules Governing the Listing of Securities on the Stock Exchange;
"PRC"	means the People's Republic of China;
"Project"	means the development and operation of the Jiaxing-Shaoxing Expressway by the JV Co.;

"RMB"	means Renminbi, the lawful currency of the PRC;
"Shaoxing Communication"	means Shaoxing Communication and Investment Limited, a PRC state-owned company;
"Shareholders"	means the shareholders of the Company;
"SFO"	the Securities and Futures Ordinance of Hong Kong; and
"Stock Exchange"	means the Stock Exchange of Hong Kong Limited.

For the purposes of this circular, an exchange rate of RMB1.06: HK$1.00 has been used.

浙江滬杭甬高速公路股份有限公司
ZHEJIANG EXPRESSWAY CO., LTD.

(a joint stock limited company incorporated in the People's Republic of China with limited liability)

(Stock Code: 0576)

Board of directors

Executive directors
Geng Xiaoping
Fang Yunti
Zhang Jingzhong
Xuan Daoguang

Non-executive directors
Zhang Luyun
Zhang Yang

Independent non-executive directors
Tung Chee Chen
Zhang Junsheng
Zhang Liping

Registered address:
19th Floor,
Zhejiang World Trade Center,
122 Shuguang Road,
Hangzhou, Zhejiang Province, 310007,
The People's Republic of China

20th December, 2004

To the Shareholders

Dear Sir and Madam,

DISCLOSEABLE TRANSACTION

INTRODUCTION

It was announced by the Directors on 29th November, 2004 that, the Company entered into the Agreement with Jiaxing Jiashao and Shaoxing Communication on 26th November, 2004 to set up the JV Co. for the purpose of developing the Project. The Company, Jiaxing Jiashao and Shaoxing Communication will be interested in 35%, 35% and 30% of the share capital, respectively, of the JV Co.

The Company will, in aggregate, make a total capital contribution of RMB1,145,375,000 to the JV Co. Therefore, the transaction contemplated under the Agreement constitutes a discloseable transaction of the Company under the Listing Rules.

BACKGROUND

The Company was incorporated on 1st March 1997 in the PRC and is a joint stock limited company, currently with a registered share capital of RMB4,343,114,500 (HK$4,097,277,830). The main business of the Group is investment in and development, operation, management and toll collection of Shanghai-Hangzhou-Ningbo Expressway and Shangsan Expressway, both located in Zhejiang Province of the PRC, as well as businesses ancillary to the operation of the two expressways, such as billboard advertising and operation of service areas on the expressways.

PROPOSED STRUCTURE OF THE JV CO.

The proposed shareholding structure of the JV Co. is as follows:


Company
Jiaxing Jiashao
Shaoxing Communication
35%
35%
30%
JV Co.

PRINCIPAL TERMS OF THE AGREEMENT

The principal terms of the Agreement are as follows:

Date	26th November, 2004.
Parties	The Company, Jiaxing Jiashao and Shaoxing Communication. To the best of the Directors' knowledge, information and belief and after having made all reasonable enquiry, Jiaxing Jiashao and Shaoxing Communication, together with their respective ultimate beneficial owners, are third parties independent of the Company and its connected persons (as defined in the Listing Rules) of the Company.
Initial Registered Capital of JV Co.	RMB100,000,000, which shall be contributed by the Company, Jiaxing Jiashao and Shaoxing Communication in accordance with their respective equity holdings in the JV Co. Accordingly, the Company, Jiaxing Jiashao and Shaoxing Communication shall contribute RMB35,000,000, RMB35,000,000 and RMB30,000,000 respectively to the registered capital of the JV Co.

The registered capital of the JV Co. shall be paid up within 7 days of the first shareholders' meeting of the JV Co. which was held on 26th November, 2004.

However, since the registration of the JV Co. has not been completed, the parties agreed to postpone payment of the registered capital until after the JV Co. has been established. It is the Company's current expectation that registration of the JV Co. can be completed by early January, 2005.

Total Capital Contribution to the JV Co.

RMB3,272,500,000 (inclusive of the initial registered capital), which shall be contributed by the Company, Jiaxing Jiashao and Shaoxing Communication in accordance with their respective equity holdings in the JV Co.

Accordingly, the Company, Jiaxing Jiashao and Shaoxing Communication shall contribute in cash RMB1,145,375,000, RMB1,145,375,000 and RMB98,175,000 respectively to the total capital investment in the JV Co.

Other than the registered capital, the parties shall fix the timetable for the payment of the remaining capital contribution within 15 days upon obtaining the government approval for the feasibility report of the Project.

Total Amount of Investment of the Project

The total amount of investment for the Project is currently estimated to amount to RMB9,350,000,000 (subject to final determination). Save for the capital contribution, there is currently no timetable for the contribution of the remaining amount of investment, which shall be financed by the JV Co. depending on the progress of the Project.

Save as disclosed in this circular, there is no other capital commitment by the Company under the Agreement.

Business Scope

The business scope of the JV Co. includes (subject to the approval by the Administration for Industry and Commerce of the PRC) investment in and financing, construction, toll collection, maintenance and management of expressway, as well as the provision of other ancillary services.

Board representation	The board of the JV Co. shall comprise nine directors, of which, each of the Company, Jiaxing Jiashao and Shaoxing Communication shall nominate three directors to the board of the JV Co. and the chairman of the JV Co. shall be nominated by the Company.
Profit sharing	The Company, Jiaxing Jiashao and Shaoxing Communication shall share in the profit and loss of the JV Co. in accordance with their respective equity holdings in the JV Co.
Pre-emptive right	Upon the formation of the JV Co., if any party intends to transfer its equity interests in the JV Co., it has to obtain the prior consent of the other parties and on the same terms and conditions, the other parties shall have the pre-emptive option to purchase that party's interest in the JV Co.
Term of operation for the JV Co.	35 years

INFORMATION ON THE PROJECT

The main business of the JV Co. will be the development, operation and maintenance of the Project.

Jiaxing-Shaoxing Expressway is planned to start from the junction of Shanghai-Hangzhou Expressway and Zhapu-Jiaxing-Suzhou Expressway in the southwestern side of Jiaxing, Zhejiang Province and end at the junction of Hangzhou-Ningbo Expressway and Shangsan Expressway in the western side of Shangyu, Shaoxing with a total length of 69.23 km, including 12.32 km bridge crossing over the Hangzhou Bay. There are a total of 11 interchanges along the entire expressway.


JIANGSU PROVINCE
Suzhou
Shanghai
SHANGHAI MUNICIPALITY
ANHUI PROVINCE
Huzhou
Jiaxing
Shanghai-Hangzhou Expressway
Hangzhou
Zhoushan
Shangyu
Shaoxing
Ningbo
Hangzhou-Ningbo Expressway
Shangsan Expressway
Yiwu
Sanmen
Jinhua
ZHEJIANG PROVINCE
Quzhou
Taizhou
Lishui
Wenzhou
JIANGXI PROVINCE
FUJIAN PROVINCE
LEGEND

Jiaxing-Shaoxing Expressway is planned to be designed as an 8-lane expressway with a designed traffic speed of 100 km / hour.

It is planned that the Jiaxing-Shaoxing Expressway will commence operation by the end of 2008.

REASONS FOR INVESTMENT IN THE JV CO. AND THE PROJECT

The reasons for the investment in the Project are two-fold. As far as the strategic implication of its physical location is concerned, the Project links with Shanghai-Hangzhou and Hangzhou-Ningbo Expressway and is connected to Shangsan Expressway, and accordingly is closely related to the existing highway network of the Company. The Project is not only an important integral part of the trunk highway planning of Zhejiang Province, but also an important integral part of the national road network planning. The Directors are of the view that Jiaxing-Shaoxing Expressway serves as a shortcut linking up the north-south traffic of Hangzhou Bay with an extensive radiation area and therefore, is likely to attract a substantial volume of traffic flow.

As far as the future traffic demand is concerned, rapid growth in traffic volume in the region has created much pressure on the existing national highway networks immediately adjacent to the Project. Many of them are operating under a saturated conditions, with the traffic volume on the Jiaxing-Hangzhou-Guzhu (Shaoxing) section of the Shanghai-Hangzhou-Ningbo expressway being particularly heavy, for instance. According to the estimation of the Zhejiang Transport Planning and Design Institute, the traffic volume in the region will increase at an annual average growth rate of 7.55% in the next 20 years.

Traffic Volume Forecasted for the Jiaxing-Shaoxing Expressway
(based on an 8-lane expressway)

PCU (Passenger Car Unit)

Year	2008	2010	2015	2020	2025	2027
Full Trips	26,425	32,982	49,343	66,311	81,038	84,811

Source: Zhejiang Transport Planning and Design Institute

As the Project is still at early stage of planning and yet to receive regulatory approval from relevant state authorities, many of the key economic factors are to be determined. In assessing the financial viabilities of the Project, a number of assumptions have been made. These include a 25-year concession period to operate the Jiaxing-Shaoxing Expressway and to collect toll fee expected to be granted by the Ministry of Communications, business tax, revenue tax and surcharges that amount to approximately 5.55% as well as a 33% corporate income tax rate.

In addition, the toll rate for passenger cars for the Jiaxing-Shaoxing Expressway is assumed to be RMB0.90 per kilometre at the onset of the concession period, with a 5% increase expected to take place once every five years. The average starting toll rate across various classes of vehicles would be RMB1.40 per kilometre.

The Directors are of the view that the financial return of the Project is expected to meet the investment criteria set by the Company which is based on its weighted average cost of capital, and could be further enhanced by expanding the ancillary services (such as providing towing facilities and roadside advertising along the route of expressways) related to the expressway.

The entering into of the Agreement and the formation of the JV Co. have no immediate and material impact on the earnings, assets and liabilities of the Company.

Further, the Directors expect that the Project, upon its completion, will generate significant synergies for the the Company's operation, and will have a positive impact on the earnings and assets of the Company over an extended period of time after a brief initial period of traffic volume build-up. The Directors are of the view that the Project is unlikely to cause significant increase in the Company's liability level on a consolidated accounting basis in the next few years because the Company currently has a high level of cash equivalent (Please refer to the section "FUNDING FOR THE PROJECT" below for more details) and that the Project itself shall not have significant direct impact on the Company's dividend policy for the next few years.

The completion of the Project may cause traffic diversions in certain sections of Shanghai-Hangzhou-Ningbo Expressway. Through the investment in the Project and as one of the majority shareholders, the Project is beneficial to the Group as a whole.

The Project is still in a preliminary stage. The Project has not been approved by the relevant PRC government authorities. There is no guarantee that such government authorities can be obtained. Therefore, the Project faces a number of uncertain factors, including the implementation time of the Project, investment scale, operation period, toll levels and future adjustments and the project construction and operation risks. Such risks may reduce the financial return of the Project.

Based on the above reasons, the Directors believe that the terms of the Agreement, which were determined after arm's length negotiation, are fair and reasonable and are in interests of the Company and the Shareholders as a whole, and that the transaction contemplated under the Agreement constitutes a discloseable transaction of the Company under the Listing Rules and is required to be disclosed by way of an announcement and this circular containing further details of the Project.

FUNDING FOR THE PROJECT

Amongst the estimated total amount of investment of approximately RMB9,350,000,000 for the Project, RMB3,272,500,000 will be contributed by the Company, Jiaxing Jiashao and Shaoxing Communication in accordance with their respective equity holdings in the JV Co. as equity capital, with the remaining balance to be financed by the JV Co. itself through bank borrowings. Should the total amount of investment of the Project exceed the contractually agreed amount of RMB9,350,000,000 the increased amount shall also be financed by the JV Co. through bank borrowings.

As the existing projects of the Company generate a substantial amount of cash flow and the Company has, as at the Latest Practicable Date, immediately realisable cash equivalents of approximately RMB1,000,000,000 and cash and time deposits of approximately RMB500,000,000, the Company has adequate financial resources to support the capital commitments to the Project, while still being able to maintain a positive balance of its cash flow at the same time. All capital commitment of the Company under the Agreement will be funded from the internal financial resources of the Company.

INFORMATION REGARDING JIAXING JIASHAO AND SHAOXING COMMUNICATION

Jiaxing Jiashao is a PRC state-owned limited liability company with a registered capital of RMB50,000,000. Jiaxing Jiashao is engaged in the business of investment in and development, constructuion, maintenance, operation and management of expressway.

Shaoxing Communication is a PRC state-owned company with a registered capital of RMB500,000,000. Shaoxing Communication is engaged in the businesses of transportation infrastructure facilities, ancillary facilities and related property investment, development, asset management and the letting out of ancillary facilities.

INFORMATION REGARDING THE OTHER POTENTIALLY COMPETING BRIDGE PROJECT IN HANGZHOU BAY

Construction of a major Hangzhou Bay Bridge was started in June 2003 and is expected to be completed in 2008. That bridge is located approximately 50 km east of, and parallel to the Project. According to media reports, it is a 6-lane expressway with an estimated total investment cost of RMB 11.8 billion. The Hangzhou Bay Bridge is likely to become the longest sea-crossing bridge in the world with a total bridge length of 36 km (as compared to a total bridge length of approximately 12km for the Project). As such, it is expected to share some of the traffic crossing the general area of Hangzhou Bay with the Jiaxing-Shaoxing Expressway.

However, the Directors are of the view that the direct competition of the Hangzhou Bay Bridge with the Project will be limited due to the following reasons:

- The Hangzhou Bay Bridge will serve the traffic between the general area of Ningbo-Zhoushan and that of Jiaxing-Shanghai, while the Project will serve the traffic between the general areas of Shaoxing, the southeast coastal cities of Taizhou and Wenzhou and Jiaxing-Shanghai area. The Project is expected to further smoothen the traffic between the rapidly developing Fujian Province, particularly the eastern and southern Fujian area and Shanghai.

- The traffic volume crossing the Hangzhou Bay is expected to increase rapidly so that there shall be sufficient traffic demand for both projects after end of 2008 when the Project becomes operational. According to the estimation of the Zhejiang Transport Planning and Design Institute, the traffic demand crossing Hangzhou Bay will increase at an average annual growth rate of 7.97% in the next 20 years, with the total traffic volume estimated at 79,352 PCU/day (PCU = Passenger Car Unit) by 2008 and 275,033 by 2027.

Therefore, in the view of the Directors, the Hanghzou Bay Bridge is unlikely to create significant traffic diversion impact on the Project.

ADDITIONAL INFORMATION

Your attention is drawn to the information set out in the Appendix to this circular.

Yours faithfully,
By Order of the Board
ZHANG Jingzhong
Company Secretary

1. Responsibility statement

This circular includes particulars given in compliance with the Listing Rules for the purpose of giving information with regard to the Company. The Directors collectively and individually accept full responsibility for the accuracy of the information contained in this circular and confirm, having made all reasonable enquires, that to the best of their knowledge and belief there are no other facts the omission of which would make any statement herein misleading.

2. Directors' interests in securities

As at the Latest Practicable Date, the interests and short positions of the Directors, Supervisors, and the chief executive in the shares, underlying shares and debentures of the Company or any associated corporations (within the meaning of the SFO) which were required to be notified to the Company and the Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests and short positions which they have taken on were deemed to have under such provisions of the SFO), or which were required, pursuant to section 352 of the SFO, to be entered in the register referred to therein, or which were required to be notified to the Company and the Stock Exchange pursuant to the Model Code for Securities Transactions by Directors of Listed Companies were as follows:

Name	Position	Contribution of registered capital to Development Co. *(RMB)*	Nature of interest	Percentage of registered capital in Development Co
Mr. Geng Xiaoping	Chairman	2,400,000	beneficially owned[(1)]	3.00
Mr. Fang Yunti	Director/Chief executive	1,920,000	beneficially owned[(2)]	2.40
Mr. Zhang Jingzhong	Director	550,000	beneficially owned[(3)]	0.69
Mr. Xuan Daoguang	Director	1,100,000	beneficially owned[(4)]	1.38
Mr. Fang Zhexing	Supervisor	700,000	beneficially owned[(5)]	0.88

Notes:

(1) These interests in the registered capital of Development Co. are held by Ms. Huang Qiuxia as trustee for and on behalf of Mr. Geng Xiaoping pursuant to a trust agreement dated 26th May, 2003.

(2) These interests in the registered capital of Development Co. are held by Ms. Huang Qiuxia as trustee for and on behalf of Mr. Fang Yunti pursuant to a trust agreement dated 26th May, 2003.

(3) These interests in the registered capital of Development Co. are held by Ms. Huang Qiuxia as trustee for and on behalf of Mr. Zhang Jingzhong pursuant to a trust agreement dated 26th May, 2003.

(4) These interests in the registered capital of Development Co. are held by Ms. Huang Qiuxia as trustee for and on behalf of Mr. Xuan Daoguang pursuant to a trust agreement dated 26th May, 2003.

(5) These interests in the registered capital of Development Co. are held by Ms. Huang Qiuxia as trustee for and on behalf of Mr. Fang Zhexing pursuant to a trust agreement dated 26th May, 2003.

Save as disclosed above, as at the Latest Practicable Date, none of the Directors, the Supervisors and the chief executive and their respective associates had any interests or short positions in the shares, underlying shares and debentures of the Company or any associated corporations (within the meaning of the SFO) which were required to be notified to the Company and the Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests and short positions which they have taken on were deemed to have under such provisions of the SFO), or which were required, pursuant to section 352 of the SFO, to be entered in the register referred to therein, or which were required to be notified to the Company and the Stock Exchange pursuant to the Model Code for Securities Transactions by Directors of Listed Companies.

3. Substantial-shareholders interests in securities

As at the Latest Practicable Date, according to the register kept by the Company pursuant to section 336 of the SFO and so far as the Directors were aware, the following persons (not being a Director, Supervisor or chief executive of the Company) had an interest or short position in the shares and underlying shares of the Company which would fall to be disclosed to the Company under the provisions of Divisions 2 and 3 of Part XV of the SFO or who was, directly or indirectly, interested in 10% or more of the nominal value of any class of share capital carrying rights to vote in all circumstances at general meetings of any member of the Group together with the number of shares in which they were deemed to be interested:

Name	Capacity	Number of shares held	Percentage of share capital (domestic shares)
Zhejiang Communications Investment Group Co., Ltd.	Direct	2,432,500,000	83.61%
Huajian Transportation Economic Development Center	Direct	476,760,000	16.39%

Name	Capacity	Number of shares held	Percentage of share capital (H shares)
Aberdeen Asset Management Asia Ltd.	Investment Manager	178,267,000	12.43%
Sumitomo Life Insurance Company	Investment Manager	100,482,000[(1)]	7.01%
The Capital Group Companies, Inc.	Investment Manager	80,849,500[(2)]	5.64%

Notes:

(1) These shares are held by Sumitomo Mitsui Asset Management Company, Limited which is 35% owned by Sumitomo Life Insurance Company.

(2) These shares are held by The Capital Group Company, Inc. as follows:

(i) Capital Research and Management Company, which is 100% owned by The Capital Group Companies, Inc. has a direct interest in 72,868,000 shares; and

(ii) Capital International, Inc., which is 100% owned by The Capital Group Company, Inc through Capital Group International, Inc., has a direct interest in 7,981,500 shares.

Save as disclosed above, as at the Latest Practicable Date, there was no other person (other than the interests of the Director, Supervisor or chief executive of the Company), who had an interest or short position in the shares and underlying shares and debentures of the Company which would fall to be disclosed to the Company under the provisions of Division 2 and 3 of Part XV of the SFO or who was, directly or indirectly, interested in 10% or more of the nominal value of any class of share capital carrying rights to vote in all circumstances at general meetings of any member of the Group.

4. Service contracts

As at the Latest Practicable Date, none of the Directors nor Supervisors has a service contract with any member of the Group which is not determinable within one year without payment of compensation (other than statutory compensation).

5. Interests in competing businesses

As at the Latest Practicable Date, none of the Directors or Supervisors (and their respective associates) has any interest, and as far as each Director is aware none of his associates have any interests, in any business which competes or is likely to compete, either directly or indirectly, with the existing business of the Group.

6. Litigation

So far as the Directors were aware, as at the Latest Practicable Date, no litigation or claims of material importance are pending or threatened against any member of the Group.

7. General

(a) The Secretary of the Company is Zhang Jingzhong. As at the date hereof, the Company has not appointed any qualified accountant as required under the Listing Rules. The Company is in the process of obtaining a waiver in relation to compliance with Rule 3.24 of the Listing Rules.

(b) The registered office and head office is situated at 19th Floor, Zhejiang World Trade Centre, 122 Shuguang Road, Hangzhou, Zhejiang Province, 310007, the PRC. The branch share registrar of the Company in Hong Kong is Hong Kong Registrars Limited, Room 1901-1905, 19th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong.

(c) The English language text of this document shall prevail over the Chinese language text.